[Chapman and Cutler LLP Letterhead]

January 13, 2026

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco,

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 30, 2025 (the “Registration Statement”). The Registration Statement relates to the Amplify HACK Cybersecurity Covered Call ETF (a “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – Principal Investment Strategies

The Staff notes the following disclosure statement set forth in the subsection entitled “Equity Securities”:

The Fund invests in the Equity Securities that comprise the HACK ETF. The HACK ETF invests at 80% of its net assets (plus borrowings for investment purposes) in the securities of companies that comprise the Nasdaq ISE Cyber Security Select Index (the “HACK Index”).

Please revise for clarity.

Response to Comment 1

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund invests in the Equity Securities that comprise the HACK ETF. The HACK ETF invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of companies that comprise the Nasdaq ISE Cyber Security Select Index (the “HACK Index”).

Comment 2– Principal Investment Strategies

In the “Principal Investment Strategies” section, please disclose that the Fund will not concentrate in any industry or group of industries except to the extent that the HACK Index concentrates in an industry or group of industries.

Response to Comment 2

In accordance with the Staff’s comment, the disclosure has been revised as follows:

In addition to its investment in the Equity Securities that comprise the HACK ETF, the Fund may from time to time invest directly in the HACK ETF. The Fund will not concentrate its investments in securities of issuers in any industry, as the term “concentrate” is used in the 1940 Act, except to the extent the HACK Index concentrates in an industry or group of industries.

Comment 3 –Statement of Additional Information

The Staff notes the following disclosure statement set forth in the subsection entitled “Investment Objective and Policies”:

The Fund will not concentrate its investments in securities of issuers in any industry or group of industries as the term “concentrate” is used in the 1940 Act.

Please ensure the concentration policy is consistent throughout the Registration Statement.

Response to Comment 3

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund will not concentrate its investments in securities of issuers in any industry or group of industries as the term “concentrate” is used in the 1940 Act, except to the extent the HACK Index concentrates in an industry or group of industries.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren